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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO §240.13d-2(a)
(Amendment No. 1)*

Bio-Imaging Technologies, Inc.
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

09056N103
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(CUSIP Number)

Healthinvest Partners AB
Arsenalsgatan 4
SE-111 47 Stockholm
Sweden
Tel. 011-46-8-440-38-31

With a copy to:
Stephen P. Wink, Esq.
Cahill/Wink LLP
5 Penn Plaza
23rd Floor
New York, NY 10001
(646) 378-2105
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(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 2, 2009
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [ ]

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CUSIP No. 09056N103
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1 Name of Reporting Persons

Healthinvest Partners AB

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2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
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3 SEC Use Only
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4 Source of Funds (See Instructions)
WC
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5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
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6 Citizen or Place of Organization

Sweden
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Number of 7 Sole Voting Power 766,425
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Shares
Beneficially 8 Shared Voting Power 0
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Owned by
Each 9 Sole Dispositive Power 766,425
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Reporting
Person With: 10 Shared Dispositive Power 0
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11 Aggregate Amount Beneficially Owned by Each Reporting Person

766,425
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12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [ ]
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13 Percent of Class Represented by Amount in Row (11)

5.3%
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14 Type of Reporting Person (See Instructions)

IA, HC
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CUSIP No. 09056N103
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1 Name of Reporting Persons

HealthInvest Global Long/Short Fund
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2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
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3 SEC Use Only
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4 Source of Funds (See Instructions)
WC
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5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
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6 Citizen or Place of Organization

Sweden
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Number of 7 Sole Voting Power 0
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Shares
Beneficially 8 Shared Voting Power 597,806
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Owned by
Each 9 Sole Dispositive Power 0
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Reporting
Person With: 10 Shared Dispositive Power 597,806
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11 Aggregate Amount Beneficially Owned by Each Reporting Person

597,806
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12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [ ]
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13 Percent of Class Represented by Amount in Row (11)

4.2%
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14 Type of Reporting Person (See Instructions)

OO
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CUSIP No. 09056N103
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1 Name of Reporting Persons

HealthInvest Value Fund
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2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
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3 SEC Use Only
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4 Source of Funds (See Instructions)
WC
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5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
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6 Citizen or Place of Organization

Sweden
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Number of 7 Sole Voting Power 0
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Shares
Beneficially 8 Shared Voting Power 168,619
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Owned by
Each 9 Sole Dispositive Power 0
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Reporting
Person With: 10 Shared Dispositive Power 168,619
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11 Aggregate Amount Beneficially Owned by Each Reporting Person

168,619
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12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [ ]
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13 Percent of Class Represented by Amount in Row (11)

1.2%
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14 Type of Reporting Person (See Instructions)

OO
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    This Amendment No. 1 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of Healthinvest Partners AB, a Swedish corporation and HealthInvest Global Long/Short Fund, a specialty fund organized pursuant to the Swedish Investment Funds Act, initially filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2008 (the “Schedule 13D”), with respect to the Common Stock, par value $0.00025 (the “Common Stock”), of Bio-Imaging Technologies, Inc., a  Delaware corporation (the “Issuer” or the “Company”).

    In addition to amending the Statements of Beneficial Ownership previously reported by Healthinvest Partners AB and HealthInvest Global Long/Short Fund, this Amendment No. 1 adds a Statement of Beneficial Ownership for HealthInvest Value Fund, a specialty fund organized pursuant to the Swedish Investment Funds Act (Healthinvest Partners AB, HealthInvest Global Long/Short Fund and HealthInvest Value are collectively referred to herein as the “Reporting Persons”).

    Items 2, 3, 4, 5, and 7 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 2 Identity and Background
The names of the persons filing this statement are Healthinvest Partners AB, a Swedish corporation,  HealthInvest Global Long/Short Fund, a specialty fund organized pursuant to the Swedish Investment Funds Act, and HealthInvest Value Fund, a specialty fund organized pursuant to the Swedish Investment Funds Act (each, a “Reporting Person”).

Healthinvest Partners AB, HealthInvest Global Long/Short Fund, and HealthInvest Value Fund are engaged in the business of investment management.  Healthinvest Partners AB is the investment advisor and control person of Healthinvest Global Long/Short Fund and HealthInvest Value Fund, both of which are security holders of the Issuer.

The address of the principal office of each of the Reporting Persons is Arsenalsgatan 4, SE-111 47 Stockholm, Sweden.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration
The Reporting Persons acquired the 766,425 shares of Common Stock to which this Statement relates with investment capital held by the entities below as follows:

(a)  HealthInvest Global Long/Short Fund acquired 766,425 shares of Common Stock on the open market between November 6, 2006 and December 30, 2008 for a total consideration of $3,758,984.   On January 2, 2009, HealthInvest Global Long/Short Fund transferred 168,619 shares of Common Stock to HealthInvest Value Fund, resulting in net holdings by HealthInvest Global Long/Short Fund of 597,806 shares of Common Stock and by HealthInvest Value Fund of 168,619 shares of Common Stock.

The above amount of total consideration includes any commissions incurred in making the investments.  The source of these funds was the investment capital of the Reporting Persons, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4 Purpose of Transaction

The Reporting Persons have made the investment decision to become passive investors in the Issuer.  The Reporting Persons intend to file a Schedule 13G on the date hereof to indicate their transition to passive investor status.

Item 5 Interest in Securities of the Issuer
(a)    As of the close of business on January 8, 2009, Healthinvest Partners AB was the beneficial owner of 766,425 shares of Common Stock, which constitutes in the aggregate 5.3% of the outstanding shares of Common Stock of the Company, based on 14,341,403 shares of Common Stock outstanding as reported on Form 10-Q for the quarterly period ending September 30, 2008 filed by the Company.

        As of the close of business on January 8, 2009, HealthInvest Global Long/Short Fund was the beneficial owner of 597,806 shares of Common Stock, which constitutes in the aggregate 4.2% of the outstanding shares of Common Stock of the Company, based on 14,341,403 shares of Common Stock outstanding as reported on Form 10-Q for the quarterly period ending September 30, 2008 filed by the Company.

        As of the close of business on January 8, 2009, HealthInvest Value Fund was the beneficial owner of 168,619 shares of Common Stock, which constitutes in the aggregate 1.2% of the outstanding shares of Common Stock of the Company, based on 14,341,403 shares of Common Stock outstanding as reported on Form 10-Q for the quarterly period ending September 30, 2008 filed by the Company.

(b) Healthinvest Partners AB has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock owned by it as described in Item 5(a) above.

Each of HealthInvest Global Long/Short Fund and HealthInvest Value Fund has shared power to vote, direct the vote of, dispose of and direct the disposition of the Common Stock owned by it as described in Item 5(a) above.  Such power is shared with Healthinvest Partners AB.

(c)   Transactions in the Common Stock by the Reporting Persons effected in the last 60 days are as set forth in the table below.   All such trades were made in open market transactions except for the January 2, 2009 sale of 168,619 shares of Common Stock by HealthInvest Global Long/Short Fund to HealthInvest Value Fund, which was effected through a private transaction between the funds.

Entity	Trade Date	Activity	Quantity	Average Price
HealthInvest Global Long/Short Fund	12/15/08	BUY	8,500	2.5436
HealthInvest Global Long/Short Fund	12/16/08	SELL	499	2.5840
HealthInvest Global Long/Short Fund	12/16/08	BUY	499	2.5800
HealthInvest Global Long/Short Fund	12/30/08	BUY	11,057	3.3039
HealthInvest Value Fund	1/02/09	BUY	168,619	3.2000
HealthInvest Global Long/Short Fund	1/02/09	SELL	168,619	3.2000
HealthInvest Global Long/Short Fund	1/02/09	SELL	10,025	3.3773

(d) The Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.

(e) Not applicable.

Item 7 Material to be Filed as Exhibits
99.1 Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: January 9, 2009
HEALTHINVEST PARTNERS AB

By: /s/ ANDERS HALLBERG

Name: Anders Hallberg
Title: Managing Director and CEO

HEALTHINVEST GLOBAL LONG/SHORT FUND

By: /s/ ANDERS HALLBERG

Name: Anders Hallberg
Title: CEO of Managing Company

HEALTHINVEST VALUE FUND

By: /s/ ANDERS HALLBERG

Name: Anders Hallberg
Title: CEO of Managing Company